SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

STAGE STORES, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

85254C305
(CUSIP Number)

Joshua Schamel
HMA Acquisition, Inc.
500 Montgomery Street, Suite 200
San Francisco, CA 94111
(415) – 391-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the Notes).

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HMA ACQUISITION, INC. I.R.S. Tax I.D. No. 81-4850038		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (*SEE* INSTRUCTIONS)	**(A)** ☐ **(B)** ☒	
3	SEC USE ONLY		
4	SOURCE OF FUNDS (*SEE* INSTRUCTIONS) BK, OO		
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐	
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	1,366,415
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	1,366,415
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,366,415		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03%		
14	TYPE OF REPORTING PERSON (*SEE* INSTRUCTIONS) CO		

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HM AVENUE INVESTMENT PARTNERS II L.P.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (*SEE* INSTRUCTIONS)	**(A)** ☐ **(B)** ☒	
3	SEC USE ONLY		
4	SOURCE OF FUNDS (*SEE* INSTRUCTIONS) BK, OO		
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐	
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS		

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,366,415	
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03%	
14	TYPE OF REPORTING PERSON (*SEE* INSTRUCTIONS) PN	

Item 1. Security and Issuer

The class of equity securities to which this statement on Schedule 13D (the "Schedule 13D") relates is the common stock, $0.01 par value, of Stage Stores, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2425 West Loop South, Houston, Texas, 77027.

Item 2. Identity and Background

(a) - (c) This Schedule 13D is being filed by HMA Acquisition, Inc., a California corporation ("Parent"), and HM Avenue Investment Partners II L.P., a Cayman Islands limited partnership ("Sponsor"), pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

The principal address of each of Parent and Sponsor is 500 Montgomery Street, Suite 200, San Francisco, CA 94111.

As described in further detail in Item 4 below, the principal business of Parent is to acquire all of the issued and outstanding capital stock of the Issuer pursuant to an Agreement and Plan of Merger (the "Merger Agreement") to be entered into with the Issuer, pursuant to which a wholly-owned subsidiary of Parent ("Merger Sub"), will merge with and into the Issuer with the Issuer as the surviving corporation (the "Merger"). The principal business of Sponsor is to make controlling investments in companies.

The name and principal occupation of each director, executive officer and general partner of each of Parent and Sponsor is filed with this Schedule 13D as Schedule A. Parent and Sponsor are sometimes referred to herein collectively as the "Reporting Persons."

(d) - (e) During the last five years, none of the persons or entities referred to in this Item 2 (including those listed on Schedule A) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Parent is a California corporation. Sponsor is a Cayman Islands limited partnership.

Item 3. Source and Amount of Funds or Other Consideration

In connection with the Merger, Parent has entered into an equity commitment letter dated January 18, 2017 with Sponsor, pursuant to which Sponsor agreed, subject to certain conditions, to contribute $75 million in cash to Parent in exchange for shares of capital stock of Parent, solely for the purpose of funding the Merger Consideration (as described in Item 4 below). Sponsor's commitment shall be reduced by (i) the aggregate amount of any Merger Consideration that would have been payable by Parent with respect to any dissenting shares, to the extent such shares are issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time"), and (ii) by the amount of any Debt Financing (as defined below) actually funded at the closing of the Merger that is in excess of $300 million.

In addition to Sponsor's equity commitment, Parent has been engaged in discussions with certain institutional stockholders (the "Rollover Stockholders") of the Issuer regarding the contribution by such stockholders to Parent of at least 2.716 million shares of common stock of the Issuer (the "Rollover Shares") to Parent in exchange for capital stock of the Parent. The total equity to be contributed by the Rollover Stockholders represents approximately 12.6% of the issued and outstanding shares, on a fully-diluted basis, of the common stock of the Issuer as of December 1, 2016. The Sponsor expects to enter into definitive agreements regarding the contribution of the Rollover Shares with the Rollover Stockholders immediately following the date hereof. Parent is filing this Schedule 13-D in advance of Parent's entry into such agreements in order to comply with Parent's filing obligations pursuant to Section 13d-1 of the Exchange Act.

Parent received a Senior Debt Commitment Letter from The Canadian Imperial Bank of Commerce (the "Lender"), dated February 14, 2017, pursuant to which the Lender has committed to provide, subject to certain conditions, up to $300 million of senior credit facilities (the "Debt Financing") consisting of a term loan of approximately $140 million and a revolving loan of $160 million, the proceeds of which will be used in part to fund a portion of the Merger Consideration and pay related fees and expenses.

Item 4. Purpose of the Transaction.

(a) - (j) Upon entry of definitive agreements with the Rollover Stockholders, Parent intends to make an offer to the board of directors of the Issuer to purchase all of the issued and outstanding capital stock of the Issuer (other than shares of capital stock owned by Parent and the Rollover Stockholders) in the Merger for **Four Dollars and Sixty Cents ($4.60)** per share (the "Merger Consideration"). Parent's offer to the board of directors will be conditioned upon, among other things, the completion of confirmatory due diligence of the Issuer.

If the Merger is consummated, the Issuer will become a wholly-owned subsidiary of Parent and a majority of shares of Parent will be owned by Sponsor, with the remainder to be held by the Rollover Stockholders, certain members of the Issuer's management team and certain other persons.

Except as set forth in this Schedule 13D and the corresponding exhibits hereto, the Reporting Persons do not and, to the best of the Reporting Persons' knowledge, none of the individuals or entities named in Schedule A hereto, have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Each of the Reporting Persons' current ownership in the Issuer and the Issuer's common stock is set forth on the cover pages to this Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on a total of 27,165,301 shares, which is the number of shares of Issuer's common stock outstanding as of December 1, 2016, based on the Issuer's Form 10-Q filed for the quarterly period ending October 29, 2016, as filed with the Securities and Exchange Commission on December 8, 2016.

(b) As a result of the matters discussed in Item 4 above, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act, with, among others, the Rollover Stockholders. The Reporting Persons disclaim membership in any "group" with any person other than the Reporting Persons, and disclaim beneficial ownership of shares of the Issuer's common stock that may be beneficially owned by the Rollover Stockholders.

(c) Other than as described in Items 3 and 4 above, there have been no transactions in the Issuer's common stock that were effected during the past sixty days by any of the Reporting Persons or their respective affiliates

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock to which this Schedule 13-D relates.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 above is incorporated herein by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit A   Commitment Letter, dated as of January 18, 2017, between HM Avenue Investment Partners II L.P. and HMA Acquisition, Inc.*

Exhibit B   Commitment Letter, dated as of February 14, 2017, between HMA Acquisition, Inc. and The Canadian Imperial Bank of Commerce.*

*To be filed by amendment.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 2, 2017

HMA Acquisition, Inc.

By: /s/ Eric Choy
Name: Eric Choy
Title: President

HM AVENUE INVESTMENT PARTNERS II L.P.

By: HM Avenue Investment Partners II,
    Inc., its general partner

By: /s/ Eric Choy
Name: Eric Choy
Title: Vice President

SCHEDULE A

Directors and Executive Officers of HMA Acquisition, Inc.	Principal Business or Occupation	Business Address
Eric Choy	Director and President of HM Avenue Investment Partners II L.P.	500 Montgomery Street, Suite 200 San Francisco, CA 94111
Hans Christianson	Director and CFO of HM Avenue Investment Partners II L.P.	500 Montgomery Street, Suite 200 San Francisco, CA 94111
Joshua Schamel	Vice President and General Counsel of HM Avenue Investment Partners II L.P.	500 Montgomery Street, Suite 200 San Francisco, CA 94111

SCHEDULE A-2

Directors and Executive Officers of HM Avenue Investment Partners II L.P.	Principal Business or Occupation	Business Address
Eric Choy	Director and President of HM Avenue Investment Partners II L.P.	500 Montgomery Street, Suite 200 San Francisco, CA 94111
Hans Christianson	Director and CFO of HM Avenue Investment Partners II L.P.	500 Montgomery Street, Suite 200 San Francisco, CA 94111
Joshua Schamel	Vice President and General Counsel of HM Avenue Investment Partners II L.P.	500 Montgomery Street, Suite 200 San Francisco, CA 94111